UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Board of Directors of Petróleo Brasileiro S.A. - Petrobras calls the Company’s shareholders to meet at the Extraordinary General Meeting on December 11, 2018, at 3:00 p.m., in the auditorium of the Headquarters Building, at Avenida República do Chile 65, 1st floor, in the city of Rio de January (RJ), in order to deliberate on the following matters:

I.

Proposal to amend Petrobras’ Articles of Incorporation to amend articles 23, 28 and 30, and consequent consolidation of the Articles of Incorporation, as proposed by Management filed in the electronic addresses of the Brazilian Securities and Exchange Commission (CVM) and the Company;

II.	Proposal for merger of PDET Offshore S.A. (“PDET”) by Petrobras to:

(1) To ratify the contracting of Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda. by Petrobras for the preparation of the Appraisal Report, at book value, of PDET’s shareholders’ equity, pursuant to paragraph 1 of article 227 of Law 6404, of December 15, 1976;

(2) To approve the Appraisal Report prepared by Recall Ledger Consultoria e Desenvolvimento Empresarial Ltda. for the appraisal, at book value, of PDET’s shareholders’ equity;

(3) To approve, in all its terms and conditions, the Protocol and Justification of the Merger, executed between PDET and Petrobras on October 24, 2018;

(4) To approve the incorporation of PDET by Petrobras, with its consequent extinction, without increasing the capital stock of Petrobras, and;

(5) To authorize Petrobras’ Board of Executive Officers to perform all acts required to complete the incorporation and regularization of the situation of the Acquired Company and the Surviving Company before the competent bodies, as necessary.

The person present at the Meeting must prove his or her shareholder status, pursuant to article 126 of Law 6404, dated December 15, 1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By Law, upon presentation of the following documents:

i)	Representative’s ID;
ii)	Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy);
iii)	Copy of the articles of organization/incorporation of principal or bylaws of the fund, if applicable;

iv)	Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable.

It is requested that the shareholders represented by attorneys file, within at least three days in advance, the documents listed above in room 1002 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meeting, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meeting will be held.

The exercise of the right to vote in the case of the loan of shares shall be borne by the borrower of the loan, unless the agreement signed between the parties disposes in a different way.

In addition, shareholders may elect to vote the matter contained in this Notice using the Distance Voting Bulletin, in accordance with CVM Instruction 481, of December 17, 2009.

The Company informs that the instructions for distance voting are contained in the Assembly Manual.

It is available to shareholders in room 1002 (Attendance to Shareholders) of the Company’s Headquarters and at the Company’s electronic addresses (http://www.investidorpetrobras.com.br/) and the Brazilian Securities and Exchange Commission (CVM (http://www.cvm.gov.br), all documentation pertinent to the matters that will be resolved at this Extraordinary General Meeting, pursuant to CVM Instruction 481, of December 17, 2009.

Rio de Janeiro, November 09, 2018

Luiz Nelson Guedes de Carvalho

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer